Exhibit 99.39

Coastal Contacts Appoints Gary Collins, President

VANCOUVER, British Columbia, Aug. 14, 2012 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. (TSX:COA) (Stockholm:COA), the planet’s biggest online eyewear company, announced today that Gary Collins has been appointed President.

Most recently, Mr. Collins was Senior Vice President of Belkorp Industries, a private company. Belkorp has diverse holdings in a variety of industries including environmental services, real estate, sugar, agriculture, airlines and capital management.

Prior to Belkorp, Mr. Collins was the President and CEO of Harmony Airways.

Mr. Collins also served as the Minister of Finance for the Province of British Columbia from 2001 to 2004.

In addition Mr. Collins serves as a Director on the public company boards of Lantic and Rogers Sugar, Chorus Aviation Inc. and Liquor Stores North America Inc.

“We are pleased to have a leader of Gary’s caliber join the Coastal team as we build out our management group,” stated Roger Hardy, Coastal’s Founder and CEO. “Coastal has established its position as the leader in the online eyewear category, which has created many additional avenues for growth. Having a seasoned executive like Gary join the team will allow us to capitalize on more of those opportunities.”

Coastal’s founder, Roger Hardy will continue in his role as CEO and Chairman of the Board.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

CONTACT:  Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com